UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

SONO-TEK CORPORATION

(Exact name of registrant as specified in its charter)

New York	001-40763	14-1568099
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

2012 Route 9W, Milton, NY	12547
(Address of principal executive offices)	(Zip Code)

R. Stephen Harshbarger	(845) 795-2020
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

The Conflict Minerals Report for the calendar year ended December 31, 2025, filed herewith as Exhibit 1.01, is publicly available at www.sono-tek.com under the “Investor Relations” tab. The website and information accessible through it are not incorporated into this document.

Item 1.02 Exhibit

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflicts Minerals Report as Exhibit 1.01 to this report.

Section 2 – Exhibits

Item 2.01 Exhibits

The following Exhibit is filed as part of this report:

Exhibit 1.01 – Conflict Minerals Report of Sono-Tek Corporation for the Reporting Period January 1, 2025 to December 31, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SONO-TEK CORPORATION

By: /s/ R. Stephen Harshbarger

R. Stephen Harshbarger

Chief Executive Officer

May 29, 2026